Form C

ADD COMMENT

Cover Page

Name of issuer:

Mahzi Therapeutics, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

6/30/2020

Physical address of issuer:

470 Noor Avenue
Suite B, #1036
South San Francisco, CA 94080

Website of issuer:

https://www.mahzi.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

14,410

Price:

$3.47

Method for determining price:

Dividing pre-money valuation $87,900,000.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,200,000.00

Deadline to reach the target offering amount:

12/31/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

14

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$11,638,540.00	$18,971,450.00
Cash & Cash Equivalents:	$10,695,753.00	$10,260,277.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$6,760,112.00	$2,058,254.00
Non-Current Liabilities:	$1,137,377.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($18,656,306.00)	($11,885,773.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Mahzi Therapeutics, Inc.

COMPANY ELIGIBILITY

2. ☑ **Check this box to certify that all of the following statements are true for the issuer.**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer

was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Camille Samuels	Board Director	Self Employed	2021
Marten Steen	Managing Partner	HealthCap	2021
Shalini Sharp	Board Director	Self Employed	2021
Stephan Farr	CEO	Regel Therapeutics	2023
Yael Weiss	CEO	Mahzi Therapeutics	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Chris Lorenz	CTO	2023
Aaron Olsen	CFO	2025
Yael Weiss	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
No principal security holders.	

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> The research, development, manufacturing, and commercialization of biopharmaceutical products are subject to extensive regulation by the FDA in the United States and comparable regulatory authorities in other jurisdictions. Before we can market any of our product candidates, we must demonstrate through preclinical studies and clinical trials that the product candidate is safe and effective for its intended use. The regulatory approval process is lengthy, expensive, and uncertain, and typically takes many years to complete. We may encounter delays or rejections during the regulatory review process due to concerns about safety, efficacy, manufacturing processes, or

other issues. The FDA may require us to conduct additional preclinical studies or clinical trials, provide additional data, or modify our product candidates, manufacturing processes, or labeling, any of which could significantly delay approval and increase our costs.
Even if we obtain regulatory approval for a product candidate, such approval may be subject to limitations on the indicated uses for which the product may be marketed, require post-marketing studies or surveillance programs, or impose other restrictions that could limit the commercial potential of the product. Regulatory authorities may also withdraw or suspend approvals if compliance with regulatory requirements is not maintained or if safety or efficacy problems occur after the product reaches the market. Our product candidates for rare genetic neurodevelopmental disorders may face additional regulatory complexities due to the small patient populations, limited natural history data, challenges in establishing appropriate endpoints, and the pediatric nature of the target population. Failure to obtain or maintain regulatory approvals, or significant delays in obtaining such approvals, would prevent us from commercializing our products and generating revenue, which would materially harm our business and could result in a complete loss of your investment.

Our success depends significantly on our ability to obtain, maintain, and protect our proprietary technology, including patents, trade secrets, and know-how related to our product candidates and development processes. The patent positions of biopharmaceutical companies, including ours, are generally uncertain and involve complex legal and factual questions. We may not be able to obtain patent protection for our product candidates or technologies, and any patents we do obtain may be challenged, invalidated, or circumvented. The patent application process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if we obtain patents, they may not provide meaningful protection or competitive advantage, particularly if competitors are able to design around our patents or develop alternative approaches that do not infringe our intellectual property rights.
We also rely on trade secrets, proprietary know-how, and confidential information to protect aspects of our business that are not amenable to patent protection. However, trade secrets can be difficult to protect, and we may not be able to prevent unauthorized disclosure or use of our technical knowledge or other trade secrets. We require employees, consultants, collaborators, and advisors to enter into confidentiality agreements, but these agreements may not provide adequate protection and may be breached. Additionally, we may face claims that we or our employees, consultants, or collaborators have infringed or misappropriated the intellectual property rights of third parties. Defending against such claims can be costly and time-consuming and could result in substantial damages, injunctions preventing us from using certain technologies, or requirements to obtain licenses that may not be available on acceptable terms. Any failure to obtain, maintain, or protect our intellectual property rights, or any intellectual property litigation, could materially adversely affect our competitive position, business prospects, and financial condition.

An investment in the securities offered in this offering is highly speculative and involves a substantial risk of loss. You should invest only if you can afford to lose your entire investment. We are a clinical-stage biopharmaceutical company with no approved products, no revenue from product sales, and a history of losses. We face all the risks inherent in a developing business, including the substantial risks associated with drug development, clinical trials, regulatory approvals, and commercialization. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development of new pharmaceutical products and the competitive and regulatory environment in which we operate.
There is no assurance that we will be able to successfully develop our product candidates, obtain regulatory approvals, commercialize any approved products, or achieve profitability. Even if we are successful in developing and commercializing our products, we may not generate sufficient revenues to provide a return on your investment. The value of your investment could decline significantly or become worthless, and you could lose your entire investment. You should carefully consider whether you can afford to lose your entire investment before deciding to invest in these securities.

Our success depends on our continued ability to attract, retain, and motivate highly qualified management and scientific personnel. We currently have fourteen employees, and our small size means that we are particularly dependent on the continued service of our key personnel. The loss of services of any member of our senior management team or key scientific staff could significantly delay or prevent the achievement of our development and strategic objectives. Competition for qualified personnel in the biopharmaceutical industry is intense, particularly in the San Francisco Bay Area where we are located, and we may not be able to attract and retain qualified personnel on acceptable terms.
We do not maintain key person life insurance on any of our executives or key employees. The loss of key personnel, or our inability to attract and retain additional qualified personnel, could result in delays in product development, loss of key business relationships, and difficulty in managing our operations and executing our business strategy. Furthermore, as we advance our product candidates through clinical development and toward commercialization, we will need to expand our workforce and hire personnel with different qualifications and skill sets. If we are unable to effectively manage our hiring needs and successfully integrate new employees, our business and prospects could be adversely affected.

Purchasers of securities in this offering will hold a minority interest in the company and will have limited ability to influence corporate decisions. All major decisions regarding our business, including decisions about financing, strategic direction, product development priorities, business combinations, and the timing and terms of any liquidity event, will be made by our board of directors and management. As a minority investor, you will have limited voting rights and will not be able to control or significantly influence these decisions. Our existing investors, including institutional investors who participated in our prior financing rounds, may have significant influence over corporate decisions and may have interests that differ from yours.
The securities being offered are preferred stock, and the specific rights, preferences, and privileges of these securities relative to other classes of our stock will be set forth in our certificate of incorporation and the terms of the offering. However, holders of these securities may have limited rights compared to other classes of preferred stock that we have issued or may issue in the future. Future investors may negotiate for superior rights, preferences, or privileges that could adversely affect the value of the securities offered in this offering. You will have no ability to control the day-to-day operations of the company, and you will be dependent on our management team and board of directors to operate the business successfully. If you are not prepared to entrust all aspects of management to our management team and board of directors, you should not invest in these securities.

We rely on third-party suppliers for research materials, laboratory supplies, clinical trial materials, and other goods and services essential to our business. We also expect to rely on third-party contract manufacturing organizations for the production of our product candidates for clinical trials and, if approved, for commercial sale. Our dependence on third parties for these critical functions exposes us to risks that could delay our development programs, increase our costs, or prevent us from commercializing our products. These risks include the failure of suppliers to provide materials or services on time or in accordance with specifications, quality control issues, capacity constraints, regulatory compliance failures, and business interruptions due to natural disasters, pandemics, geopolitical events, or other factors beyond our or our suppliers' control.
Manufacturing biopharmaceutical products, particularly for rare diseases, is complex and subject to strict regulatory requirements. We

may face challenges in establishing reliable manufacturing processes, scaling up production, maintaining consistent product quality, and ensuring compliance with current Good Manufacturing Practice regulations. If our third-party manufacturers fail to deliver products on time, in sufficient quantities, or in compliance with specifications and regulatory requirements, our clinical trials could be delayed, our regulatory approvals could be jeopardized, and our ability to commercialize our products could be impaired. Switching to alternative suppliers or manufacturers could be time-consuming and expensive, may not be feasible, and could result in delays in our development programs. Any disruption in our supply chain could materially adversely affect our business, financial condition, and prospects.

Mahzi Therapeutics was incorporated in June 2020 and has a limited operating history upon which investors can evaluate our business and prospects. We are a clinical-stage biopharmaceutical company focused on developing therapies for rare genetic neurodevelopmental disorders, and we have not yet obtained regulatory approval for any product candidates. Our business is subject to all the risks inherent in the development of a new biopharmaceutical enterprise, including the substantial risks and uncertainties associated with drug development, clinical trials, regulatory approval processes, and eventual commercialization. We have not yet demonstrated an ability to successfully complete large-scale, pivotal clinical trials, obtain regulatory approvals, manufacture a commercial-scale product, or conduct sales and marketing activities necessary for successful product commercialization.

Our limited operating history makes it difficult to assess our ability to develop our product candidates, obtain regulatory approvals, and successfully commercialize any approved products. The likelihood of our success must be considered in light of the expenses, difficulties, complications, and delays frequently encountered in the development of new pharmaceutical products, the competitive environment in which we operate, and the regulatory framework governing biopharmaceutical development. If we are unable to successfully develop, obtain regulatory approval for, and commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, and results of operations will be materially adversely affected.

In the course of our clinical trials and collaborations with patient groups and healthcare providers, we collect, use, and maintain sensitive personal information, including patient health information and genetic data. We are subject to numerous federal, state, and international laws and regulations governing the privacy and security of personal information, including the Health Insurance Portability and Accountability Act (HIPAA), state privacy laws, and international regulations such as the European Union's General Data Protection Regulation (GDPR). These laws and regulations impose significant compliance obligations, including requirements for data security, breach notification, and restrictions on the use and disclosure of personal information. Compliance with these requirements is complex and costly, and the regulatory landscape continues to evolve with new and more stringent requirements.

Despite our efforts to protect sensitive information, we face the risk of data breaches, cyberattacks, and other security incidents that could result in unauthorized access to or disclosure of personal information. A significant data breach or security incident could result in substantial regulatory penalties, litigation, contractual liability, reputational damage, and loss of trust among patients, healthcare providers, and collaborators. Such incidents could also disrupt our operations, delay our clinical trials, and increase our costs. The increasing sophistication of cyber threats and the growing amount of sensitive data we handle as we advance our clinical programs increase these risks. Any failure to comply with data privacy and security regulations, or any significant data breach, could materially adversely affect our business, financial condition, and prospects.

We are developing therapies for rare genetic neurodevelopmental disorders affecting children, which presents unique and substantial challenges. The development of treatments for rare diseases, particularly those affecting the brain and nervous system, involves significant scientific uncertainty and technical complexity. These disorders often have limited understanding of disease mechanisms, small and heterogeneous patient populations, lack of validated biomarkers, and challenges in designing appropriate clinical endpoints. The pediatric nature of our target patient population adds additional complexity to clinical trial design, regulatory requirements, and ethical considerations. Clinical trials in children require specialized expertise, additional safety monitoring, and often face slower enrollment due to the small number of eligible patients and the reluctance of parents to enroll their children in experimental studies.

Furthermore, the small patient populations associated with rare diseases present significant commercial challenges. Even if we successfully develop and obtain regulatory approval for our product candidates, the limited number of patients may restrict our revenue potential and make it difficult to achieve profitability. The rare disease market also faces unique reimbursement challenges, as payers may be unfamiliar with these conditions and hesitant to cover high-cost therapies for small patient populations. Our focus on under-diagnosed and under-served rare genetic neurodevelopmental disorders means we may face additional challenges in identifying and reaching patients who could benefit from our therapies. If we are unable to overcome these scientific, regulatory, and commercial challenges, our business prospects and the value of your investment will be materially adversely affected.

The biopharmaceutical industry is highly competitive and characterized by rapid technological advancement. We face competition from large pharmaceutical and biotechnology companies, specialty pharmaceutical companies, academic institutions, government agencies, and research organizations. Many of our competitors have substantially greater financial, technical, manufacturing, marketing, and human resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical development, regulatory affairs, manufacturing, and commercialization of drug products. These competitors may be able to develop and commercialize products more quickly, obtain regulatory approvals more efficiently, and market products more effectively than we can.

The rare disease therapeutic space has become increasingly attractive to large pharmaceutical companies, which have been actively acquiring or partnering with smaller companies developing treatments for rare diseases. This trend has intensified competition for promising product candidates, patient populations for clinical trials, key personnel, and strategic partnerships. Competitors may develop therapies that are safer, more effective, more convenient, or less expensive than our product candidates, or may obtain regulatory approval for their products before we do. If competing products demonstrate superior safety or efficacy, obtain faster regulatory approval, achieve better market penetration, or are priced more competitively, our commercial opportunity will be reduced or eliminated. Additionally, competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates.

There is currently no public market for the securities being offered, and we do not expect a public market to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws and may not be sold or transferred except pursuant to an effective registration statement or an applicable exemption from registration requirements. Even if we eventually conduct an initial public offering or are acquired by another company, there is no guarantee that the securities offered in this offering will be included in such transaction or that you will receive any value for your securities. You should be prepared to hold these securities indefinitely.

Furthermore, the securities are subject to transfer restrictions, including a minimum one-year holding period under federal securities laws. Even after the one-year holding period, your ability to sell the securities will be limited by the lack of a public market and the restrictions on transfer. While a secondary market for securities issued in Regulation Crowdfunding offerings may develop in the future, there is no assurance that such a market will develop or be liquid. The lack of liquidity may make it difficult or impossible for you to sell your securities when you want or need to, or to obtain a fair price for your securities. You should consider this investment to be a long-

term, illiquid investment and be prepared to hold the securities for an indefinite period of time.

Our business operations and those of our third-party partners, suppliers, and collaborators could be adversely affected by public health crises such as pandemics, natural disasters, geopolitical events, acts of terrorism, or other events beyond our control. Such events could disrupt our research and development activities, delay or prevent enrollment in our clinical trials, interrupt our supply chain, limit the availability of key personnel, or restrict our ability to raise capital. The COVID-19 pandemic demonstrated how public health crises can significantly impact biopharmaceutical companies through clinical trial delays, supply chain disruptions, and challenges in accessing healthcare facilities and patient populations.

Our operations in South San Francisco and our reliance on third-party partners and suppliers located in various geographic regions expose us to risks associated with natural disasters such as earthquakes, wildfires, and floods, as well as geopolitical instability and other regional disruptions. Our focus on rare genetic neurodevelopmental disorders means we depend on access to small, geographically dispersed patient populations, and any events that limit our ability to identify, reach, or enroll patients in clinical trials could significantly delay our development programs. While we attempt to mitigate these risks through business continuity planning and diversification of suppliers and partners, we cannot predict or prevent all potential disruptions. Any significant disruption to our operations or those of our partners could delay our development timelines, increase our costs, and materially adversely affect our business and prospects.

Developing biopharmaceutical products is extremely capital intensive. We will require substantial additional funding to complete clinical development of our product candidates, obtain regulatory approvals, establish manufacturing capabilities, and commercialize any approved products. The funds being raised in this offering are intended to take us to a complete clinical data package from our first indication while preparing additional indications for clinical trial readiness, but we will need to raise additional capital beyond this offering to achieve our long-term business objectives. The amount and timing of our future funding requirements will depend on many factors, including the progress and costs of our clinical trials, the outcomes of regulatory interactions, the costs of manufacturing development and scale-up, the costs of preparing for product commercialization, and the timing and amount of revenues, if any, from any approved products.

We do not currently have any commitments for additional financing beyond this offering, and additional funding may not be available on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts. We may also be required to sell or license rights to our product candidates or technologies on unfavorable terms, enter into collaborations on less favorable terms than we might otherwise accept, or relinquish or license rights to technologies or product candidates that we would otherwise seek to develop ourselves. Any of these actions could materially harm our business, financial condition, and prospects, and could result in a complete loss of your investment.

Our business model is based on a collaborative approach that unites patient and family groups, academic researchers, industry members, and internal experts to advance treatments for rare genetic neurodevelopmental disorders. We depend on these collaborations to identify promising therapeutic targets, access patient populations for clinical trials, obtain disease-specific expertise, and advance our product candidates through development. The loss of key collaborative relationships, or our inability to establish new partnerships, could significantly delay or impair our ability to develop our product candidates. Patient advocacy groups are particularly critical to our success, as they provide access to patient populations, disease registries, natural history data, and insights into unmet medical needs. Our collaborations may be subject to disagreements over research direction, intellectual property rights, publication rights, data sharing, financial terms, or other matters that could delay or terminate the collaboration. Academic and industry partners may have competing interests, limited resources, or changing priorities that affect their commitment to our programs.

We expect that we will need to raise additional capital through equity financings to fund our operations and achieve our business objectives. Any issuance of equity securities will result in dilution to existing investors, including purchasers of securities in this offering. The dilution may be substantial depending on the terms and size of future financings. Future investors may be issued securities with rights, preferences, or privileges senior to those of the securities being offered in this offering, which could reduce the value of the securities purchased in this offering. We may also issue securities in connection with strategic partnerships, acquisitions, or to attract and retain key employees, which would result in additional dilution.

Furthermore, the terms of future financings may be less favorable than the terms of this offering. Future investors may negotiate for terms that include liquidation preferences, anti-dilution protections, or other rights that could adversely affect holders of securities issued in this offering. The need to raise additional capital and the resulting dilution are inherent risks of investing in an early-stage biopharmaceutical company, and investors should be prepared for the possibility that their ownership percentage will be significantly reduced through future financings.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: We are seeking funding to take us to a complete clinical data package from first indication while lining up additional indications for clinical trial readiness.

If only the minimum target amount is raised, expected use of proceeds is approximately 95% towards developing a clinical data package for our lead indication for Pitt Hopkins syndrome and 5% Wefunder fee.

If we raise: **$1,200,000**

Use of Proceeds: If we raise $1.2M, all additional funding will continue to go towards further developing our clinical data package for our lead indication for Pitt Hopkins syndrome. 95% towards completing a clinical data package for our lead indication for Pitt Hopkins syndrome and 5% Wefunder fee.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.
>
> If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.
>
> Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
>
> The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.
>
> If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $87,900,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Mahzi Therapeutics, Inc. is offering up to 345,821 shares of stocks, at a price per share of $3.47.

The campaign maximum is $1,200,000.00 and the campaign minimum is $50,000.00.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and

with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	26575000	4480108	☑
Series A-1 Preferred	16667555	16667555	☑
Series A-2 Preferred	1299656	1299656	☑

Class of Security	Total Pool	Issued
Warrants	35749	
Options	2862470	

Describe any other rights:

Preferred shareholder rights:
- Liquidation preference
- Election of directors
- Conversion rights to common stock
- Approval for specific acts of the company
- Anti-dilution protections

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the

investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its

investors, which will dilute the percentage interest of the investor in the Company. The investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $7,000,000.00
Interest rate: 7.0% per annum
Maturity date: 2/1/2029
JPM Venture debt agreement Principal payments in 30 monthly installments starting in September 2026 Financial covenant requires liquidity to be in excess of previous three months cash burn Collateral rights to all personal property and assets Default terms include failure to pay principal and interest when due, insolvency, bankruptcy, change or control, and violation of loan covenants

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
6/2024	Regulation D	Priced Round	$5,249,999	General operations
10/2025	Regulation D	Priced Round	$5,249,992	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Mahzi Therapeutics is a biopharmaceutical company focused on developing therapies for under-diagnosed and under-served rare genetic neurodevelopmental disorders. The company unites patient and family groups, academic researchers, industry members, and internal experts to advance treatments for these serious diseases.

As of May 31, 2026, we had cash and cash equivalents of approximately $9,973,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to

evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $11,638,540 and our current and non-current liabilities, as reflected in available financial statement fields, were $7,897,489.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $10,695,753.

Based on our current operations, we have a monthly net loss of approximately $958,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

- timing of payment of direct costs / liabilities

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 loan and approximately $7,000,000 in aggregate principal obligations. The indebtedness consists of $7,000,000. The material terms of such indebtedness are described in Item 24 of this Form C and include 7% interest rate, maturity on 2029-02-01.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $10,499,991.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to help enable a complete clinical data package for our lead indication for Pitt Hopkins syndrome. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Aaron Olsen, certify that:

(1) the financial statements of Mahzi Therapeutics, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Mahzi Therapeutics, Inc. included in this Form reflects accurately the information reported on the tax return for Mahzi Therapeutics, Inc. filed for the most recently completed fiscal year.

Aaron Olsen

Aaron Olsen
CFO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in

effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.mahzi.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Mahzi Therapeutics, Inc. - Stock Purchase Agreement 2026

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Aaron Olsen
- Camille Samuels
- Chris Lorenz
- Marten Steen
- Shalini Sharp

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Mahzi Therapeutics, Inc. - Stock Purchase Agreement 2026

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Aaron Olsen
- Camille Samuels
- Chris Lorenz
- Marten Steen
- Shalini Sharp
- Stephan Farr
- Yael Weiss

Appendix E: Supporting Documents

- ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Mahzi Therapeutics, Inc.

By

Aaron Olsen

CFO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Aaron Olsen

CFO
6/8/2026

Shalini Sharp

Director
6/10/2026

Yael Weiss

CEO, Director
6/8/2026

Camille Samuels

Director
6/10/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.